Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Nos. 333-275664 and 333-275664-01

PRICING SUPPLEMENT

February 3, 2026

United Airlines Holdings, Inc.

$1,000,000,000 4.875% Senior Notes due 2029

Pricing Supplement dated February 3, 2026 to the Preliminary Prospectus Supplement dated February 3, 2026 of United Airlines Holdings, Inc. (“UAL”) (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Airlines Holdings, Inc.
Guarantor:	United Airlines, Inc.
Aggregate Principal Amount:	$1,000,000,000
Title of Securities:	4.875% Senior Notes due 2029
Distribution:	SEC registered
Maturity:	March 1, 2029
Coupon:	4.875%
Public Offering Price:	100%
Yield to Maturity:	4.875%
Spread to Benchmark Treasury:	120 basis points
Benchmark Treasury:	UST 4.25% due February 28, 2029
Ratings*:	Moody’s: Ba2/ S&P: BB+/ Fitch BB+
Underwriting Discounts and Commissions:	$7,500,000
Proceeds, Before Expenses, to UAL:	$992,500,000
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2026
Optional Redemption:

At any time, prior to December 1, 2028 (three months prior to maturity), the notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) a make-whole amount, if any, plus, in either case, accrued and unpaid interest to the redemption date. On or after December 1, 2028 (three months prior to maturity), the notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Underwriters:	Principal Amount of Notes
Barclays Capital Inc.*	$333,333,000
BofA Securities, Inc.*	$333,333,000
BNP Paribas Securities Corp.	$25,641,000
Citigroup Global Markets Inc.	$25,641,000
Credit Agricole Securities (USA) Inc.	$25,641,000
Deutsche Bank Securities Inc.	$25,641,000
Goldman Sachs & Co. LLC	$25,641,000
J.P. Morgan Securities LLC	$25,641,000
Mizuho Securities USA LLC	$25,641,000
Morgan Stanley & Co. LLC	$25,641,000
MUFG Securities Americas Inc.	$25,641,000
Natixis Securities Americas LLC	$25,641,000
NatWest Markets Securities Inc.	$25,641,000
SMBC Nikko Securities America, Inc.	$25,641,000
Loop Capital Markets LLC	$12,822,000
ING Financial Markets LLC	$6,410,000
Raymond James & Associates, Inc.	$6,410,000
* Will act as Representative for the Underwriters and appropriate changes will be made to the Underwriting section of the Prospectus Supplement.

Trade Date:	February 3, 2026
Settlement Date†:	February 6, 2026 (T+3)
CUSIP:	910047 AM1
ISIN:	US910047AM17
Denominations:	$2,000 x $1,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

†Note: It is expected that delivery of the Notes will be made against payment therefor on or about February 6, 2026, which will be the third business day following the date hereof (this settlement cycle being referred to as T+3). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the initial T+3 settlement may be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement, and such purchasers should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays toll-free at +1 (888) 603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.